

SECU 16014404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

FEB 29 2016

Washington DC 413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Financial Advantage Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio (City) TX (State) 78216-1617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Richter 210-490-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508W (Address) Southfield (City), MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Financial Advantage Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
SAMANTHA GROOMS
My Commission Expires
November 19, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio, TX 78216

Report on the Financial Statements

I have audited the accompanying statement of financial condition of The Financial Advantage Company as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of The Financial Advantage Company management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Financial Advantage Company as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of The Financial Advantage Company financial statements. Supplemental Information is the responsibility of The Financial Advantage Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

The Financial Advantage Company
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS	
CURRENT ASSETS	
Cash in Banks	$ 89,486
Accounts Receivable	4,452
Total Current Assets	93,938
PROPERTY AND EQUIPMENT	
Property, furniture and equipment (net)	4,155
TOTAL ASSETS	98,093
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable	2,319
Accrued Liabilities	4,480
Total Current Liabilities	6,799
LONG TERM LIABILITIES	
Total Liabilities	6,799
PROPRIETOR'S CAPITAL	
Proprietor's Capital	91,294
LIABILITIES AND PROPRIETOR'S CAPITAL	
Total Liabilities and Proprietor's Capital	$ 98,093

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenue	$ 95,431
Commissions earned	
Total Revenue	95,431
Expenses	
Continuing education	175
Depreciation	785
Dues & subscriptions	3,435
Employee benefits	3,636
General & administrative expense	10,074
Meals & entertainment	107
Payroll taxes	1,104
Postage	1,987
Regulatory fees	1,750
Salaries, wages & related expenses	6,648
Software	1,436
Supplies	4,010
Telephone	4,140
Travel	2,109
Total Expenses	41,396
Operating income	54,035
Net income	$ 54,035

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	54,035
Adjustments to reconcile Net Income		
(Loss) to net Cash provided by (used) in operating activities:		
Depreciation and Amortization		785
Decrease (Increase) in Operating Assets:		785
Investments		
Accounts Receivable		4736
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		1,351
Accrued Liabilities		
Total Adjustments		6,872
Net Cash Provided by (Used In) Operating Activities		**60,907**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Fixed Assets		-
Net Cash Provided by (Used in) Investing Activities		**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(63,046)
Contributions		-
Net Cash Provided by (Used in) Financing Activities		**(63,046)**
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		**(2,139)**
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD		**91,625**
CASH AND EQUIVALENTS AT END OF PERIOD	**$**	**89,486**

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

	Twelve Months Ended 31-Dec-15
Proprietor's Equity Beginning of Period Equity	$ 100,400
Plus: Net Income	54,035
Less: Proprietor's Distributions	(63,046)
Prior Period Adjustment	(95)
Proprietor's Equity End of Period	$ 91,294

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2015

Subordinated Liabilities 12/31/2014		-
Additions	-	
Subtractions	-	
Subordinated Liabilities 12/31/2015		-

The accompanying notes are an integral part of these financial statements.

THE FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Financial Advantage Company (the Company) was organized in the State of Texas effective November, 1988. The Company has adopted a calendar year.

Description of Business

The Company, located in San Antonio, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption for "Limited to Mutual Funds and Variable Products."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Security transactions and the related commission revenues are recorded by the Company on the trade date.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

The proprietorship is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily makes estimated tax payments toward the personal income tax liability from his personal bank accounts.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations. The company is a state registered broker dealer; the firm is limited to mutual funds and variable products.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) which provide an exemption, "Limited Business."

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company is provided office space by the sole proprietor.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

An administrative proceeding was initiated by the Commissioner of Securities of the State of Georgia (Georgia) that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. Mr. Richter, having reviewed this action with his legal counsel, believes the civil penalty and related judgment are unenforceable. To date, Georgia has not attempted to enforce the penalty or judgment. In the event that the civil penalty is upheld and enforced, the maximum liability is estimated to be $4,480, which is included in accrued expenses in the accompanying balance sheet.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		19,962
Leasehold improvements	39 years		4,184
			24,146
Less – accumulated depreciation			(19,991)
Total		$	1,155

Depreciation expense was $880.00 for the year December 31, 2015.

THE FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

The Financial Advantage Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Owner's equity:		$ 91,294.00
Non-allowable assets:		
Fixed Assets	4,155.00	
Accounts receivable – other	388.00	
Investments	0.00	(4,543.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 86,751.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 453.49
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 81,751.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,799.00
Percentage of aggregate indebtedness to net capital	7.84%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 86,751.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	86,751.00
Reconciled Difference	$ (0.00)

The Financial Advantage Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ 0
Additions	0
Reductions	0
Balance of such claims at December 31, 2015	$ 0

See accountant's audit report

The Financial Advantage Company
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 1000% (10:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $86,751 which was $81,751 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.84%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to No Material Differences

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1); Limited business (mutual funds and/or variable annuities).

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or, if applicable, exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is exempt under provision of the SIPC-3.

The Financial Advantage Company
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption from SIPC (Form SIPC-3)

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] Registered Principal / 21 Dec 2014
Authorized Signature/Title Date

SIPC-3 2015

8-

8-043243 FINRA DEC 12/21/1990
LARRY LEE RICHTER
d/b/a FINANCIAL ADVANTAGE COMPANY
423 LAZY BLUFF
P O BOX 160546
SAN ANTONIO, TX 78280

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

mailed 27 Dec 2014

Form SIPC-3 **FY 2015**

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

The Financial Advantage Company
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

The Financial Advantage Company

Securities Offered Through The Financial Advantage Company

Mailing and Street Address: 423 Lazy Bluff, San Antonio, TX 78216-1617
Office: 210-490-8877 Home: 210-490-9970 Fax: 210-881-6779
Business Email: larry@emc30.com Personal Email: larryrichter0429@msn.com

7 January 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief The Financial Advantage Company:

1. The Financial Advantage Company claims exemption 15c3-3(k)(1) from 15c3-3;

2. The Financial Advantage Company has met the identified exemption from 1 January 2015 through 31 December 2015, without exception, unless, if applicable, as stated in number 3, below;

3. The Financial Advantage Company has had no exceptions to report this fiscal year.

Regards,



Larry Richter
Registered Principal
The Financial Advantage Company

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio, TX 78216

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) The Financial Advantage Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Financial Advantage Company claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) The Financial Advantage Company stated that The Financial Advantage Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Financial Advantage Company 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Financial Advantage Company compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Contents

The Financial Advantage Company

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon and Supplemental Reports Pursuant to 17a-5

For the Year-Ended December 31, 2015